Exhibit 99.1

Condensed consolidated interim financial statements of

NERVGEN PHARMA CORP.

(Expressed in Canadian Dollars - Unaudited)

For the three months and six months ended June 30, 2026 and 2025

NERVGEN PHARMA CORP.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

as at	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	86,789,698	22,069,635
Receivables (Note 8)	200,236	80,825
Prepaids, deposits, and other current assets (Note 7)	2,699,143	641,649
Current portion of net investment in lease (Note 9)	-	8,369
Deferred Share Issuance Costs	120,572	-
	89,809,649	22,800,478
Non-current assets
Intangible assets (Note 10)	381,265	409,163
	381,265	409,163
	90,190,914	23,209,641

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11, 12)	4,287,724	4,657,448
Warrant derivative (Note 13)	68,625,899	15,066,898
Current portion of lease liability (Note 9)	-	8,369
	72,913,623	19,732,715

Shareholders’ Equity (Deficit)
Common shares (Note 14)	149,861,907	102,998,992
Reserves (Note 15)	45,071,684	47,241,452
Deficit	(177,656,300)	(146,763,518)
	17,277,291	3,476,926
	90,190,914	23,209,641

Nature of business (Note 1)

Commitments (Note 16)

Subsequent events (Note 5, 18)

Approved by the Board

/s/ Adam Rogers	Director	/s/ Neil A. Klompas	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

2

NERVGEN PHARMA CORP.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

	For the 3 Months	For the 3 Months	For the 6 Months	For the 6 Months
	Ended	Ended	Ended	Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	$	$	$	$
Operating expenses
Research and development (Note 17)	7,891,593	2,711,117	12,755,219	5,859,372
General and administrative (Note 17)	4,305,025	3,757,883	6,972,977	6,644,910
Total operating expenses	12,196,618	6,469,000	19,728,196	12,504,282

Interest income	(180,450)	(86,904)	(284,517)	(194,665)
Unrealized loss (gain) on warrant derivative (Note 13)	19,350,611	2,696,915	13,629,026	700,515
Foreign exchange loss (gain)	(2,149,546)	25,176	(2,179,923)	42,247
Net loss and comprehensive loss	(29,217,233)	(9,104,187)	(30,892,782)	(13,052,379)

Basic net loss per share (Note 14)	(0.32)	(0.13)	(0.36)	(0.18)
Diluted net loss per share (Note 14)	(0.37)	(0.13)	(0.48)	(0.18)

Weighted average Common Shares outstanding (Note 14)	92,443,523	71,956,548	86,449,630	71,315,296

3

NERVGEN PHARMA CORP.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Six Months	Six Months
	Ended	Ended
	June 30, 2026	June 30, 2025
	$	$
Operating Activities
Net loss for the period	(30,892,782)	(13,052,379)
Items not involving cash:
Amortization of intangible asset (Note 10)	27,897	27,897
Interest expense on lease liability (Note 9)	42	2,572
Interest income on net investment in lease (Note 9)	(42)	(2,572)
Stock-based compensation	3,688,720	3,480,029
Unrealized foreign exchange	2,272,517	(88,866)
Change in fair value of warrant derivative (Note 13)	13,629,026	700,515
Changes in non-cash working capital:
Receivables (Note 8)	(119,411)	318,347
Prepaid expenses (Note 7)	(2,178,066)	575,586
Accounts payable and accrued liabilities (Note 11, 12)	(360,139)	255,139
	(13,932,238)	(7,783,732)
Investing Activities
Payments received from net investment in lease (Note 9)	8,411	50,463
	8,411	50,463
Financing Activities
Repayment of lease liability (Note 9)	(8,411)	(50,463)
Gross proceeds from issuance of common shares and warrants (Note 14)	82,876,260	2,774,226
Share issue costs – cash (Note 14)	(5,849,659)	(604,769)
Warrant and option exercises (Note 15)	3,907,802	3,907,866
	80,925,992	6,026,860

Effect of foreign exchange on cash and cash equivalents	(2,282,102)	113,543

Net increase (decrease) in cash and cash equivalents	64,720,063	(1,592,866)
Cash and cash equivalents, beginning of period	22,069,635	17,267,489
Cash and cash equivalents, end of period	86,789,698	15,674,623

Cash paid for interest and taxes	$-	$-
Non-cash transactions:
Finder's/Broker's warrants	-	-
Fair value of options allocated to share capital	5,288,107	979,459
Fair value of warrants allocated to share capital	143,186	261,592

The accompanying notes are an integral part of these condensed consolidated interim financial statements

4

NERVGEN PHARMA CORP.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

(Expressed in Canadian dollars)

(Unaudited)

	Common Shares
		Amount	Reserves	Deficit	Total
	Number	$	$	$	$
Balance December 31, 2024	70,333,149	81,194,288	24,028,532	(102,646,213)	2,576,607
Common share financings, net (Note 14)	949,700	2,169,457	-	-	2,169,457
Warrant exercise (Note 15)	898,941	2,940,888	(261,592)	-	2,679,296
Option exercises (Note 15)	654,000	2,208,029	(979,459)	-	1,228,570
Stock-based compensation (Note 15)	-	-	3,480,028	-	3,480,028
Loss and comprehensive loss	-	-	-	(13,052,379)	(13,052,379)
Balance June 30, 2025	72,835,790	88,512,662	26,267,509	(115,698,592)	(918,421)

Balance December 31, 2025	79,649,257	102,998,992	47,241,452	(146,763,518)	3,476,926
May 2026 Public Offering, net (Note 14)	24,000,000	37,025,940	-	-	37,025,940
At-the-market Program, (Note 14)	245	1,620	-	-	1,620
Warrant exercises (Note 15)	357,422	1,167,281	(74,101)	-	1,093,180
Option exercises (Note 15)	2,306,212	8,171,794	(5,288,107)	-	2,883,687
Restricted share units vested (Note 15)	99,497	496,280	(496,280)	-	-
Stock-based compensation (Note 15)	-	-	3,688,720	-	3,688,720
Loss and comprehensive loss	-	-	-	(30,892,782)	(30,892,782)
Balance June 30, 2026	106,412,633	149,861,907	45,071,684	(177,656,300)	17,277,291

The accompanying notes are an integral part of these condensed consolidated interim financial statements

5

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

1.	Nature of business

NervGen Pharma Corp. (the “Company” or “NervGen”) is a publicly traded biotechnology company incorporated on January 19, 2017, under the Business Corporations Act (British Columbia). The corporate office of the Company is located at 112-970 Burrard Street, Unit 1290, Vancouver, BC, V6Z 2R4, Canada, and the registered office is located at 1133 Melville Street, Suite 3500, The Stack, Vancouver, BC, V6E 4E5, Canada.

Common Shares in the capital of NervGen (the “Common Shares”) trade on the Nasdaq Capital Markets under the symbol “NGEN”.

The Company has two wholly owned subsidiaries: NervGen US Inc. incorporated in the State of Delaware on June 11, 2018, and NervGen Australia Pty Ltd. registered in Queensland on December 8, 2020.

The Company's principal business activity is the discovery, development and commercialization of neuroreparative therapeutics for traumatic and neurologic disorders. NervGen’s initial target indication is spinal cord injury (“SCI”).

2.	Basis of presentation

a)	Basis of measurement and statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (IAS 34) using the same accounting policies as detailed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2025. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial assets measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.

The condensed consolidated interim financial statements were approved by the Company’s board of directors (the “Board of Directors”) and authorized for issue on August 13, 2026.

b)	Going Concern

These condensed consolidated interim financial statements have been prepared in accordance with IFRS accounting principles applicable to a going concern using the historical cost basis.

Management has forecasted that the Company’s existing working capital is sufficient to operate the Company for the ensuing 12 months from the issuance of these financial statements. The Company is in pre-revenue stage and no revenues are expected in the foreseeable future. The Company’s future operations are dependent on successful development and commercialization of pharmaceutical products, as well as its ability to secure additional financing as needed. While the Company has been successful in the past in obtaining financing, there can be no assurance that the Company will be able to obtain adequate financing, or that such financing will be on terms acceptable to the Company, to meet future operational needs which may result in the delay, reduction, or discontinuation of ongoing development programs.

These consolidated financial statements do not reflect the adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and settle its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such amounts could be material.

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	6

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

2.	Basis of presentation cont’d

c)	Principles of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries NervGen US Inc. and NervGen Australia Pty Ltd. The subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

d)	Functional and presentation currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of NervGen and its subsidiaries is the Canadian dollar. Transactions in foreign currencies are translated to the functional currency at the rate on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange as at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

e)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are accounted for prospectively.

The key judgments and assumptions concerning the future, and other key sources of estimation uncertainty, as of the date of the condensed consolidated interim statement of financial position, that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the going concern assessment, valuation of intangible assets, recognition of government assistance, valuation of warrant derivative, stock-based compensation, contingent repayment of grant funding and the determination of the functional currency of the Company.

3.	Material accounting policies

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in our audited consolidated financial statements for the year ended December 31, 2025.

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	7

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

4.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company has one reportable operating segment being the research and development of pharmaceutical drugs. The Company’s intangible assets are registered in the U.S., and as at June 30, 2026, the Company had cash and other current assets of approximately US$55,672,391 (CA$79,027,660) (December 31, 2025 - US$3,833,348, CA$5,238,386), in the U.S. As of June 30, 2026, the Company also had other current assets of approximately AUS$420,892 (CA$413,189) (December 31, 2025 - AUS$531,664, CA$486,313) held in Australia. All other assets are held in Canada.

5.	Capital disclosures

The Company defines its capital as share capital, warrants, retention securities and options. The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its businesses.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue shares or issue debt (secured, unsecured, convertible and/or other types of available debt instruments).

On November 25, 2024 the Company filed a short form base shelf prospectus, which was subsequently restated on December 15, 2025 and amended on May 22, 2026 (the "Base Shelf") that qualifies for distribution of up to US$250,000,000 of Common Shares, debt securities, subscription receipts, warrants and units comprised of one or more of the other securities described. The Base Shelf amends our previous base shelf and is also registered with the U.S. Securities and Exchange Commission on Form F-10 that was filed on May 26, 2026 (the Form F-10 and the Base Shelf referred to herein collectively as the “Base Shelf”). Under our Base Shelf, we may sell securities to or through underwriters, dealers, placement agents, or other intermediaries, and also may sell securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement.

Our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. We expect that our Base Shelf will be effective until December 25, 2026.

On December 19, 2024, the Company filed a prospectus supplement that, together with the Base Shelf, qualified the distribution of Common Shares under the ATM Program that allowed the Company to issue and sell Common Shares to the public from time-to-time through an agent, at the Company’s discretion and subject to regulatory requirements. All Common Shares sold under the ATM Program were sold through the TSX Venture Exchange, at the prevailing market price at the time of sale. On March 12, 2026, the Company terminated the ATM Program concurrently with the announcement of a voluntary delisting from the TSX-V. Common Shares distributed under the ATM Program were issued and sold at the prevailing market prices at the time of their sale, and prices varied among purchasers and during the period of distribution.

Through June 30, 2026, the Company issued and sold 949,945 Common Shares under the ATM Program at a weighted average price of $2.92 per share, for aggregate gross proceeds of $2,775,746. The Company paid cash placement fees of $55,514 to the Agent resulting in aggregate net proceeds of $2,720,231 and incurred $715,641 in professional fees to establish, maintain, and wind down the ATM Program, including $410,255 that were incurred in 2024. These costs are recorded as a decrease to Common Shares within the consolidated statements of financial position.

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	8

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

5.	Capital disclosures cont’d

On July 2, 2026, the Company filed a prospectus supplement that, together with the Base Shelf, qualified the distribution of Common Shares, under an at-the-market equity program (the “2026 ATM Program”) that allows the Company to issue and sell Common Shares to the public from time to time through an agent (the “Agent”), at the Company’s discretion and subject to regulatory requirements. All Common Shares issued under the 2026 ATM Program will be sold in transactions that are deemed to be “at-the-market” distributions as defined in National Instrument 44-102 – Shelf Distributions. All Common Shares sold under the 2026 ATM Program will be sold through the Nasdaq, at the prevailing market price at the time of sale. As Common Shares distributed under the ATM Program are issued and sold at the prevailing market prices at the time of their sale, prices may vary among purchasers and during the period of distribution. During the three months ended June 30, 2026, the Company incurred $120,572 of legal expenses in connection with setting up the 2026 ATM Program.

The Company has used and will use the net proceeds from the ATM Program and 2026 ATM Program principally for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time to time, to fund research and development, intellectual property development, and preclinical and clinical expenses.

There were no changes to the Company’s capital management policy during the six months ended June 30, 2026. The Company is not subject to any externally imposed capital requirements.

6.	Financial risk management

(a)	Fair value

The Company’s financial instruments recognized on the condensed consolidated interim statements of financial position consist of cash and cash equivalents, receivables, warrant derivative, accounts payable and accrued liabilities. The fair value of these instruments approximate their carrying values due to their short-term maturity.

(b)	Classification of financial instruments

The Company’s financial instruments, recorded at fair value, require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents are measured at fair value using Level 1 as the basis for measurement in the fair value. The recorded amounts for receivables, accounts payable, and accrued liabilities, approximate their fair value due to their short-term nature. In July 2022, November 2025, and May 2026, the Company issued common share purchase warrants with an exercise price denominated in a currency that differs from our functional currency, which are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through the consolidated statements of loss and comprehensive loss. The warrants issued in July 2022 were subsequently amended in December 2025 to have an exercise price denominated in the Company’s functional currency resulting in a reclassification of the warrant as an equity classified instrument at the fair value determined on the date of the amendment. The November 2025 and May 2026 warrants remain liability classified as of June 30, 2026, and the fair value of the corresponding warrant derivative recognized on the consolidated statements of financial position is based on level 2 inputs (significant observable inputs) as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at June 30, 2026, the fair value of our non-cash warrant derivative was $68.6 million (December 31, 2025 - $15.1 million). The Company uses the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Common Share historical volatility, the risk-free interest rate is based on Bank of Canada benchmark treasury yield rates and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	9

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

6.	Financial risk management cont’d

The Company has exposure to the following risks from its use of financial instruments: credit, liquidity, currency, and interest rate risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary. There have been no significant changes in these risk exposures compared to December 31, 2025.

(c)	Credit risk

Credit risk is the risk of potential loss if a counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets, including cash and cash equivalents, receivables, deposits, and balances receivable from the government. We limit the exposure to credit risk in our cash and cash equivalents by only holding our cash and cash equivalents with high-credit quality financial institutions in business and/or savings accounts.

(d)	Liquidity risk

Liquidity risk is the risk that we will not have the resources to meet our obligations as they fall due. We manage this risk by closely monitoring cash forecasts and managing resources to ensure that we will have sufficient liquidity to meet our obligations. All of our financial liabilities are classified as current and the majority, other than the non-cash warrant derivative, are anticipated to mature within the next ninety days. We are exposed to liquidity risk other than for the warrant derivative which is non-cash.

(e)	Market Risk

a.	Currency risk

The Company has identified our functional currency as the Canadian dollar. Transactions are transacted in Canadian dollars, U.S. dollars and in Australian dollars. Fluctuations in the U.S. or Australian dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss and comprehensive loss for the six months ended June 30, 2026, of $7,829,792 (June 30, 2025 - $65,172). A 10% depreciation or appreciation of the Canadian dollar against the Australian dollar would result in an increase or decrease in loss and comprehensive loss for the three months ended June 30, 2026, of $156,062 (June 30, 2025 - $124,029).

In the near-term, we mitigate overall currency risk through the use of U.S. dollar denominated cash balances to pay forecasted U.S. denominated expenses when possible. In the long-term, we are exposed to net currency risk from employee costs as well as the purchase of goods and services in the United States and Australia.

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	10

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

6.	Financial risk management cont’d

Balances in U.S. dollars are as follows:

	June 30, 2026	December 31, 2025
	US$	US$
Cash	55,434,080	9,695,348
Receivables	109,757	47,275
Vendor deposits	914,904	134,503
Accounts payable and accrued liabilities	(1,358,163)	(1,331,795)
	55,100,578	8,545,331

Balances in Australian dollars are as follows:

	June 30, 2026	December 31, 2025
	AU$	AU$
Cash	420,134	529,628
Receivables	757	2,036
Accounts payable and accrued liabilities	(2,010,601)	(2,009,171)
	(1,589,710)	(1,477,507)

b.	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The warrant derivative that is discussed further in Note 13 is recorded at fair value using a Black-Scholes pricing model with changes in fair value recorded in the condensed consolidated statements of loss and comprehensive loss. An input to the model is the risk-free rate which is reflective of Canadian bond yields. Therefore, the Company is exposed to interest rate risk through the non-cash impact it has on the condensed consolidated statements of loss and comprehensive loss. Additionally, the Company is exposed to interest rate risk from cash and cash equivalents held in interest bearing accounts. The Company maintains its cash balances in highly liquid deposit accounts with reputable financial institutions. These balances are generally held to meet short-term operational and liquidity requirements and are invested in instruments with short maturities to preserve capital and maintain liquidity. As a result, the Company's exposure to fluctuations in interest rates is limited and relates primarily to changes in interest income earned on variable-rate cash deposits. Management monitors prevailing market conditions and interest rates on an ongoing basis. Given the short-term and highly liquid nature of the Company's cash and cash equivalent balances, the fair value of these instruments approximates their carrying value.

c.	Other price risk

Other price risks include the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than interest rate or currency risk). The warrant derivative that is discussed further in Note 13 is recorded at fair value using a Black-Scholes pricing model with changes in fair value recorded in the condensed consolidated statements of loss and comprehensive loss. An input to the model is the market price of the Company’s shares as of the valuation date. Therefore, the Company is exposed to other price risk through the non-cash impact it has on the condensed consolidated statements of loss and comprehensive loss.

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	11

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

7.	Prepaids, deposits, and other current assets

	June 30, 2026	December 31, 2025
	$	$
Prepaid insurance	578,932	88,405
Prepaid membership fees	9,610	43,567
Prepaid listing fees	61,548	14,512
Prepaid software	9,341	11,556
Licensing fees	46,288	92,576
Prepaid rent and related deposits	-	37,328
Clinical study deposits	1,214,591	164,657
Prepaid manufacturing	215,033	131,710
Prepaid nonclinical studies	527,312	-
Other	36,488	57,338
	2,699,143	641,649

8.	Receivables

	June 30, 2026	December 31, 2025
	$	$
Value added and other taxes receivable	200,236	55,510
Grants receivable	-	25,315
	200,236	80,825

9.	Net investment in lease and lease liability

The carrying amounts of the Company’s net investment in lease and lease liabilities and movements during the six months ended June 30, 2026, were as follows:

	Net Investment in Lease	Lease Liability
	$	$
Balance December 31, 2025	8,369	8,369
Lease payments	(8,411)	(8,411)
Lease interest	42	42
Balance, June 30, 2026	-	-
Current portion	-	-
Non-current portion	-	-

The Company’s sublease and sub-sublease of the former head office expired on February 26, 2026. The lease arrangement was not renewed and the Company has not entered into a new lease arrangement.

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	12

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

10.	Intangible asset

In June 2018, the Company entered into an exclusive worldwide licensing agreement to research, develop and commercialize a patented technology, with Case Western Reserve University (“CWRU”) in Cleveland, Ohio with potential to bring new therapies for spinal cord injury and other conditions associated with nerve damage.

The license costs are being amortized on a straight-line basis over the remaining life of the licensed patent which was 15 years at the time of licensing.

Continuity of the intangible asset is as follows:

Intangible asset – Case Western Reserve license	Total $
Balance, December 31, 2025	409,163
Amortization expense	(27,898)
Balance, June 30, 2026	381,265

Under the exclusive worldwide licensing agreement with CWRU to research, develop and commercialize patented technologies, the Company has commitments to pay various annual license fees, patent costs, milestone payments and royalties on revenues, contingent on the achievement of certain development and regulatory milestones. The future milestone payments that are contingent upon the occurrence of future events or future royalties which may be due upon the regulatory approval of products derived from licensed technologies cannot be reasonably estimated. Annual minimum royalty payments are expensed whereas milestone payments related to the cost of the intangible asset are capitalized, as incurred.

As at June 30, 2026, the Company is obligated to pay the following:

•	An annual minimum royalty of US$50,000 per year, adjusted by the cumulative % change in the CPI-W.
•	Project milestones payable based on the achievement of future clinical development milestones, estimated to total US$1,885,000, of which US$135,000 has been paid related to milestones achieved. There are up to US$1,750,000 remaining milestone payments as of June 30, 2026, of which US$250,000 may be payable within the next twelve months contingent on certain milestones being achieved.

11.	Accounts payable and accrued liabilities

	June 30, 2026	December 31, 2025
	$	$
Employee related costs	812,210	1,362,925
Legal and professional fees	868,900	714,529
Research and development	2,577,130	2,552,529
Other	29,484	27,465
	4,287,724	4,657,448

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	13

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

12.	Key management personnel

Key management personnel, consisting of the Company’s Board of Directors and corporate officers, received the following compensation for the following periods:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Stock-based compensation	1,933,726	1,185,618	2,536,869	2,011,884
Salaries and bonuses	337,206	634,858	338,728	1,463,597
Consulting	90,894	-	207,544	-
	2,361,826	1,820,476	3,083,141	3,475,481

As at June 30, 2026, the Company had amounts owing or accrued to key management personnel of $134,440 (December 31, 2025 - $332,430) pertaining to accrued bonus, consulting services, and expense reimbursements.

Dr. Rogers is a representative of the Company’s largest shareholder PFP Bioscience Holdings (“PFP”) through his role as a Principal and Managing Member of PFP. PFP is considered to have significant influence over the Company by virtue of Dr. Rogers’ role as Chair, President, and CEO, and is therefore considered a related party of the Company. 10,800,000 of the Company’s Common Shares are held by PFP Biosciences Holdings LLC of which 10,000,000 were acquired as part of the July 2022 private placement, and 800,000 were acquired as part of the May 2026 underwritten public offering. Further, associates of PFP, the Paul & Phyllis Fireman Charitable Foundation and the Paul Fireman 2006 Revocable Trust are the beneficial owners of 3,831,530 and 857,143 Common Shares, respectively which were acquired as part of the March 2024 bought deal financing and concurrent private placement and the November 2025 private placement. These entities are also holders of 5,000,000 warrants with an exercise price of $2.44, 1,439,574 warrants with an exercise price of $3.00, 904,761 warrants with an exercise price of US$2.65, and 800,000 warrants with an exercise price of US$3.68 acquired as part of the July 2022, March 2024, November 2025 private placements, and May 2026 public offering, respectively. All previous transactions between the Company and PFP have been at market price and therefore considered to be at arms-length.

13.	Warrant derivative

On July 13, 2022, pursuant to a non-brokered private placement, 10,150,000 units were sold at a purchase price of US$1.50 per unit for gross proceeds of $19,783,500 (US$15,225,000). Each unit included one Common Share and one-half of one Common Share purchase warrant (the “July ’22 Warrants”). Each whole warrant was exercisable into one Common Share at a price of US$1.75 per Common Share until July 13, 2027. On December 12, 2025, the Company amended the terms of the warrants to change the denomination of the exercise price from US$1.75 to C$2.44. The change in the denomination of the exercise price resulted in the derecognition of the warrant derivative liability and recognition of an equity classified instrument at the fair value as determined on December 12, 2025.

On November 19, 2025, pursuant to a non-brokered private placement, 4,785,674 units were sold at a purchase price of US$2.10 per unit for gross proceeds of $14,110,081 (US$10,049,915). Each unit included one Common Share and one-half of one Common Share purchase warrant (the “November ’25 Warrants”). Each whole warrant is exercisable into one Common Share at a price of US$2.65 per Common Share until November 19, 2028.

On May 22, 2026, pursuant to an underwritten public offering, 24,000,000 units were sold at a purchase price of US$2.50 per unit for gross proceeds of $82.9 million (US$60.0 million). Each unit included one Common Share and one Common Share purchase warrant (the “May ‘26 Warrants”). Each warrant is exercisable into one Common Share at a price of US$3.68 per Common Share until May 22, 2031.

There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	14

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

13.	Warrant derivative cont’d

A reconciliation of the change in fair value of the warrant derivative is as follows:

	Fair Value of November ’25 Warrant Derivative $	Fair Value of May ‘26 Warrant Derivative $	Total Fair Value of Warrant Derivative $
Balance, December 31, 2025	15,066,898	-	15,066,898
Recognition of warrant derivative	-	39,999,040	39,999,040
Exercise of warrants	(69,065)		(69,065)
Change in fair value of warrant derivative	(10,705,742)	24,334,768	13,629,026
Balance, June 30, 2026	4,292,091	64,333,808	68,625,899

The estimated fair value of the warrant derivative was determined using the Black-Scholes valuation model using the following assumptions:

November ’25 Warrants	June 30, 2026	December 31, 2025
Risk-free interest rate	2.74%	2.57%
Expected warrant life in years	2.17	2.62
Expected stock price volatility	127.38%	133.05%
Dividend yield	-	-
Warrants outstanding	2,374,332	2,392,832

May ‘26 Warrants	June 30, 2026	December 31, 2025
Risk-free interest rate	2.74%	-
Expected warrant life in years	4.91	-
Expected stock price volatility	164.90%	-
Dividend yield	-	-
Warrants outstanding	24,000,000	-

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	15

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

14.	Share capital

Authorized

Unlimited common shares.

Equity Issuances

Fiscal 2026

During the six months ended June 30, 2026, 1,463,980 options were exercised for cash proceeds of $2,883,687 and 1,271,020 options were exercised on a cashless basis, for which the Company withheld shares with a fair market value sufficient to satisfy the exercise price, resulting in net 842,232 shares being issued. In addition to the cash proceeds received, the original fair value related to these options of $4,860,047, were transferred from reserves to share capital. Additionally, 357,422 warrants were exercised for cash proceeds of $1,024,115. In addition to the cash proceeds received, the original fair value related to these warrants of $74,121, were transferred from reserves to share capital, and $69,065 was transferred from warrant liability to share capital.

The Company also issued and sold 245 Common Shares under the ATM Program at a weighted average price of $6.20 per unit, for aggregate gross proceeds of $1,519, plus interest from the distribution agent. The Company incurred cash placement fees and professional fees totaling $50,510 related to maintaining and winding down the ATM Program. These costs are recorded as a decrease to Common Shares within the condensed consolidated statements of financial position.

On May 22, 2026, the Company closed an underwritten public offering of 24.0 million units at a price of US$2.50 per unit, for aggregate gross proceeds of $82,874,636 (US$60.0 million). Each unit consisted of one Common Share and one Common Share purchase warrant. Each warrant is exercisable into one Common Share at a price of US$3.68 per Common Share until May 22, 2031. The warrants were attributed a value of $40.0 million and the common shares of $43.0 million based on their relative fair values. The value of the warrants was allocated to derivative warrant liability and subsequently remeasured at fair value on June 30, 2026. The Company also paid a cash commission of $4,972,478 to the underwriters, for total net, proceeds of $77,902,162. The Company also incurred $826,671 in other share issue costs related to legal, auditor, and listing fees.

Fiscal 2025

During the six months ended June 30, 2025, 654,000 options were exercised for cash proceeds of $1,228,570. In addition to the cash proceeds received, the original fair value related to these options of $979,459, were transferred from reserves to share capital.

Additionally, 898,941 warrants were exercised for cash proceeds of $2,679,296. In addition to the cash proceeds received, the original fair value related to these warrants of $261,592, were transferred from reserves to share capital. The Company also issued and sold 949,700 Common Shares under the ATM Program at a weighted average price of $2.92 per share, for aggregate gross proceeds of $2,774,227. The Company paid cash placement fees of $55,485 to the agents resulting in aggregate net proceeds of $2,718,742. The Company incurred $549,285 in professional fees related to the establishment of the ATM Program, including $410,255 that were incurred in 2024. These costs are recorded as a decrease to Common Shares within the condensed consolidated statements of financial position.

During the six months ended June 30, 2025, the Company has incurred $235,593 in professional fees included in deferred share issuance costs related to ongoing financing activities.

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	16

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

14.	Share capital cont’d

Calculation of loss per share

Loss per common share is calculated using the weighted average number of common shares outstanding.

The Company reported a net loss for the period. Accordingly, potential ordinary shares are generally anti-dilutive and excluded from diluted earnings per share. However, during the period, the Company recognized an unrealized gain on the remeasurement of liability-classified warrants, which reduced the net loss and comprehensive loss. As this gain is non-cash and would not arise assuming settlement of the warrants, it is adjusted in the calculation of diluted earnings per share.

For diluted earnings per share, the Group assumes settlement of the warrants at the beginning of the period, applying the treasury stock method. The gain recognized on the warrant liability is reversed in the numerator, and the resulting incremental shares are included in the denominator, where dilutive.

Potential ordinary shares are included only when their overall effect is dilutive. The calculation was as follows:

	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Numerator:
Net loss and Comprehensive loss
Basic	(29,217,233)	(9,104,187)	(30,892,782)	(13,052,379)
Adjustment for unrealized gain on warrant liability	(4,984,157)	-	(10,705,742)	-
Diluted	(34,201,390)	(9,104,187)	(41,598,524)	(13,052,379)

Denominator:

Basic	92,443,523	71,956,548	86,449,630	71,315,296
Adjustment for dilutive effect of liability classified warrants	346,666	-	700,607	-
Diluted	92,790,189	71,956,548	87,150,237	71,315,296

Basic net loss per share	(0.32)	(0.13)	(0.36)	(0.18)
Diluted net loss per share	(0.37)	(0.13)	(0.48)	(0.18)

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	17

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

15.	Stock options, retention securities and warrants

Stock-based compensation

The following table presents the components of stock-based compensation expense:

Stock-based compensation by award type:	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
Stock options	2,208,466	1,979,616	3,160,597	3,393,348
Retention Securities		38,960		86,682
Restricted share units	188,463	-	188,463	-
Performance share units	339,660	-	339,660	-
Total	2,736,589	2,018,576	3,688,720	3,480,030

Stock Options:

Stock option transactions for the six months ended June 30, 2026 are set forth below:

	Number of shares issuable under options	Weighted average exercise price $
Balance outstanding at December 31, 2025	9,275,900	2.31
Granted	3,038,495	5.86
Exercised	(2,735,000)	1.90
Forfeited/Expired	(677,943)	4.69
Balance outstanding at June 30, 2026	8,901,452	3.47

Stock options granted during the period vest subject to continued service to the company and/or achievement of certain predefined company-specific performance-based criteria.

The following table summarizes information about stock options outstanding at June 30, 2026:

Exercise Price ($)	Number of Options Outstanding	Weighted average remaining contractual life (Years)	Weighted average exercise Price ($)	Number of Options Exercisable	Weighted average remaining contractual life (Years)	Weighted average exercise Price ($)
1.01-1.50	38,000	3.77	1.13	38,000	3.77	1.13
1.51-2.00	3,070,000	4.02	1.78	3,070,000	4.02	1.78
2.01-2.50	560,000	1.92	2.15	560,000	1.92	2.15
2.51-3.00	558,000	6.87	2.85	404,000	6.30	2.86
3.01-3.50	1,152,900	4.87	3.24	1,152,900	4.87	3.24
3.51-4.00	942,500	4.51	3.83	736,771	4.13	3.85
5.01-5.50	987,002	9.82	5.40	7,815	9.68	5.45
5.51-6.00	875,159	9.84	5.56	5,860	9.68	5.74
6.50-7.00	614,799	9.62	6.98	-	-	-
7.51-8.00	103,092	4.62	7.69	-	-	-
	8,901,452	5.84	3.47	5,975,346	4.17	2.43

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	18

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

15.	Stock options, retention securities and warrants cont’d

The fair value of options granted is calculated on the grant date using the Black-Scholes option pricing model using the following assumptions:

	June 30, 2026	June 30, 2025
Risk-free interest rate	2.90% - 3.58%	2.72% - 3.19%
Expected term in years	5.0 – 9.0 years	4.1 – 9.2 years
Expected stock price volatility	161.66% - 198.04%	146.48% - 170.89%
Dividend yield	-	-

Retention Securities:

The Company has granted 590,000 retention securities to its former President and Chief Executive Officer in connection with his appointment on April 10, 2023. As a result of the resignation of the former President and Chief Executive Officer in July 2025, 98,333 retention securities were forfeited. Each retention security is exercisable into one common share at a price of $1.78 per share for a period of 10 years and the retention securities vested equally every month over a three-year period. The weighted average remaining contractual life of the retention securities is 0.04 years and 491,667 securities were exercisable as at June 30, 2026.

The retention securities were granted outside of the Company’s stock option plan, as an inducement grant to the former President and Chief Executive Officer of the Company pursuant to Section 6.4 of TSX Venture Exchange Policy 4.4.

Restricted Stock Units (RSUs):

The Company granted RSUs to the CEO which vested immediately upon the date of grant. Each RSU entitled the holder to receive one common share of the Company upon vesting. Stock-based compensation expense is recognized over the period in which the RSUs vested.

RSU transactions for the six months ended June 30, 2026 are set forth below:

Number of shares issuable under RSU
Balance outstanding at December 31, 2025	-
Granted	37,784
Vested	(37,784)
Forfeited/Expired	-
Balance outstanding at June 30, 2026	-

The weighted-average grant-date fair value of RSUs granted during the year was $4.99 per unit. The Company recognized stock-based compensation expense of $188,463 during the year related to RSU awards.

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	19

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

15.	Stock options, retention securities and warrants cont’d

Performance Stock Units (PSUs):

The Company grants PSUs to members of senior management. Vesting is subject to the achievement of certain predefined company-specific performance-based criteria within the 2026 calendar year, subject to continued employment at each performance objective achievement date. Each PSU entitles the holder to receive one common share of the Company upon vesting. Stock-based compensation expense is recognized over the vesting period based on management's best estimate of the number of awards expected to vest. These estimates are reassessed at each reporting date.

PSU transactions for the six months ended June 30, 2026 are set forth below:

Number of shares issuable under PSU
Balance outstanding at December 31, 2025	-
Granted	617,135
Vested	(61,713)
Forfeited/Expired	(246,854)
Balance outstanding at June 30, 2026	308,568

The weighted-average grant-date fair value of PSUs granted during the year was $4.99 per unit. The Company recognized stock-based compensation expense of $339,660 during the year related to PSU awards and had $1,507,261 of unrecognized expense related to unvested PSUs as of June 30, 2026.

Warrants:

Warrant transactions for the six months ended June 30, 2026 are set forth below:

	Number of shares issuable under warrants	Weighted average exercise price US$	Weighted average exercise price $
Balance outstanding at December 31, 2025	11,339,848	2.65	2.88
Granted	24,000,000	3.68	5.23
Exercised	(357,422)		2.87
Balance outstanding at June 30, 2026	34,982,426		4.50

The following table summarizes information about warrants outstanding at June 30, 2026:

Exercise Price ($)	Number of Warrants Outstanding	Grant Date	Expiry Date
2.44	5,075,000	July 13, 2022	July 13, 2027
3.00	3,533,094	March 28, 2024	March 28, 2027
3.77 (US 2.65)	2,374,332	November 19, 2025	November 19, 2028
5.23 (US 3.68)	24,000,000	May 22, 2026	May 22, 2031
	34,982,426

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	20

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

16.	Commitments

In the normal course of business, the Company enters into contracts for the procurement of research and related services. These contracts are typically cancellable by the Company with notice.

In June 2023, the Company was awarded a grant of up to US$3.18 million (CA$4.22 million) to support the Company’s Phase 1b/2a clinical trial in individuals with SCI. In connection with the grant, the Company agreed to pay a percentage of the Company’s net annual sales revenue of NVG-291 or any derivative approved in SCI through the provision of an unrestricted donation to the granting entity in the amount of up to the total funds received through the agreement. Any donation that may become due under the agreement is dependent on, among other factors, the successful development and sale of a new drug, the outcome and timing of which is uncertain. As at June 30, 2026, the grant had concluded and the Company had received US$2.56 million (CA$3.40 million) over the life of the grant. There are no future proceeds expected to be received under this grant. The grant funding received was recorded as a reduction of the related clinical and regulatory expenses, included in research and development expenses, in the period the milestone was earned.

17.	Nature of expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Research and Development Expenses
Amortization of intangible asset	13,948	13,948	27,897	27,897
Preclinical development	672,732	382,709	1,178,233	546,126
Chemistry, manufacturing and controls	2,741,541	400,676	4,284,317	697,904
Licensing and patent legal fees	107,777	81,917	213,033	124,159
Clinical and regulatory	3,264,627	191,609	5,022,302	1,078,629
Salaries and benefits	581,567	1,169,748	1,102,144	2,352,361
Stock-based compensation	385,963	369,008	678,835	816,359
Other research and development	123,438	101,502	248,458	215,937
	7,891,593	2,711,117	12,755,219	5,859,372

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025
	$		$2026	2025
General and Administrative Expenses
Legal, professional and finance	372,944	486,306	1,055,242	770,117
Investor and public relations	381,681	448,913	981,337	908,000
Salaries and benefits	666,297	1,023,527	861,050	1,896,462
Stock-based compensation	2,350,626	1,649,568	3,009,885	2,663,671
Other general and administrative	533,477	149,569	1,065,463	406,660
	4,305,025	3,757,883	6,972,977	6,644,910

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	21

NERVGEN PHARMA CORP.

Notes to the condensed consolidated interim financial statements (unaudited)

For the three and six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

18.	Subsequent events

Subsequent to June 30, 2026:

(a)	1,110,000 stock options were exercised for cash proceeds of $1,977,550.

(b)	On July 2, 2026, the Company filed a prospectus supplement that, together with the Base Shelf, qualified the distribution of up to US$50.0 million in Common Shares, under an at-the-market equity program that allows the Company to issue and sell Common Shares to the public from time to time through an agent, at the Company’s discretion and subject to regulatory requirements.

NERVGEN PHARMA CORP. Q2 2026 INTERIM FINANCIAL STATEMENTS	22